Exhibit 99.1

Uroplasty Reports Fiscal First Quarter 2014 Financial Results

Total Revenue Sets New Quarterly Record; First Sequential Revenue Growth
 in Three Quarters

Novitas Solutions, Inc. Expands Coverage of PTNS

MINNEAPOLIS, August 1, 2013 /PRNewswire/ -- Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the fiscal 2014 first quarter ended June 30, 2013.

Fiscal First Quarter 2014 Financial Results

Fiscal first quarter 2014 sales in the U.S. increased 6%, driven by a 10% increase in sales of the Urgent® PC Neuromodulation System, compared with fiscal first quarter a year ago.  U.S. Urgent PC Sales in the fiscal first quarter of 2014 were $2.8 million.  Global sales increased 5% to $5.8 million in the first quarter of fiscal 2014, compared with $5.6 million in the fiscal first quarter a year ago.

"Fiscal first quarter sales of Urgent PC grew 11% from the fourth quarter of fiscal 2013, despite the distractions we faced.  This was the first sequential quarterly growth we've achieved in three quarters and is a strong indication that the changes we have made in the sales organization are beginning to gain traction," said Rob Kill, President and Chief Executive Officer of Uroplasty. "As we look ahead into the new fiscal year, we are optimistic about the outlook.  We have innovative and effective product lines combined with favorable reimbursement that continues to improve.  The market is large and remains underpenetrated. With the resolution of our leadership and fiscal 2013 financial statements, we are fully focused on growing sales and driving to profitability as we seek to enhance value for our investors."

Net sales to customers outside the U.S. for the fiscal first quarter totaled $1.6 million, compared to $1.5 million in the fiscal first quarter last year.  Excluding the impact of fluctuations in foreign currency exchange rates, sales outside the U.S. were down 3%.

The Company reported a gross margin of 87.2% in the recent fiscal first quarter compared with 86.5% in the same quarter a year ago.  The operating loss of $1.6 million in the fiscal first quarter compares with a $1.0 million operating loss in the same quarter last year. Excluding non-cash charges for share-based compensation and depreciation and amortization expense, the non-GAAP operating loss was $1.5 million in the first quarter of fiscal 2014, compared with a $567,000 non-GAAP operating loss in the first quarter a year ago.  The increase in operating loss was primarily attributable to an increase in operating expenses.

Novitas Solutions, Inc. Expands Coverage of PTNS

Uroplasty also announced that, effective today, August 1, 2013, Novitas Solutions, Inc. has expanded coverage for Posterior Tibial Nerve Stimulation (PTNS) using Urgent PC for treatment of overactive bladder (OAB) and associated symptoms of urinary urgency, urinary frequency and urge incontinence.  This increased coverage includes additional diagnostic codes as well as expansion of on-going therapy from 12 months to up to two years.

Novitas Solutions, Inc., a Medicare Administrative Contractor,  provides medical and drug benefits to approximately  11 million Medicare beneficiaries in the states of Arkansas, Colorado, Delaware, District of Columbia, Louisiana, Maryland, Mississippi, New Jersey, New Mexico, Oklahoma, Pennsylvania and Texas. Novitas has expanded patient access to PTNS by adding diagnosis codes that include frequency, urgency and urge incontinence, the hallmark symptoms of overactive bladder. Uroplasty estimates that PTNS coverage today has been extended to a total of approximately 140 million private coverage and Medicare beneficiaries.

Conference Call

Uroplasty will host a conference call and webcast today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fiscal first quarter of 2014.  Rob Kill, Chief Executive Officer, will host. Individuals wishing to participate in the conference call should dial 877-941-2333.  No passcode is necessary. An audio replay will be available for 30 days following the call at 800-406-7325 with the passcode 4632547#.

To access a live webcast of the call, go to Uroplasty's website at www.uroplasty.com and click on the Investor Relations section. An archived webcast will also be available at investor.uroplasty.com

About Uroplasty, Inc.

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a global medical company committed to offering transformative treatment options to specialty physicians. Our products are designed to help providers change the lives of their voiding dysfunction patients and strengthen the efficiency of their practices. Our focus is the continued commercialization of our Urgent® PC Neuromodulation System, the only FDA-cleared system that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder and associated symptoms of urgency, frequency and urge incontinence. We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information

This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our products by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

For Further Information:
Uroplasty, Inc.
Rob Kill, President and CEO
952.426.6151

EVC Group
Jenifer Kirtland (Investors)
415.568.9349
Chris Gale (Media)
646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED Consolidated Statements of Operations
(Unaudited)

	Three Months Ended
	June 30,
	2013	2012

Net sales	$5,840,841	$5,577,123
Cost of goods sold	748,047	755,587

Gross profit	5,092,794	4,821,536

Operating expenses
General and administrative	1,580,763	1,091,846
Research and development	479,660	563,041
Selling and marketing	4,627,409	3,964,835
Amortization	6,648	215,609
	6,694,480	5,835,331

Operating loss	(1,601,686)	(1,013,795)

Other income (expense)
Interest income	9,264	12,578
Foreign currency exchange (loss) gain	(2,695)	(9,671)
	6,569	2,907

Loss before income taxes	(1,595,117)	(1,010,888)

Income tax expense	14,175	8,467

Net loss	$(1,609,292)	$(1,019,355)

Basic and diluted loss per common share	$(0.08)	$(0.05)

Weighted average common shares outstanding:
Basic and diluted	20,784,900	20,743,282

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2013	March 31, 2013

Assets
Current assets:
Cash and cash equivalents & short-term investments	$13,659,835	$11,470,469
Accounts receivable, net	2,501,211	2,553,447
Inventories	680,212	718,933
Other	544,017	566,536
Total current assets	17,385,275	15,309,385

Property, plant, and equipment, net	1,151,218	1,033,085
Intangible assets, net	93,855	100,502
Long-term investments	399,672	3,451,711
Deferred tax assets	145,930	146,052

Total assets	$19,175,950	$20,040,735

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$883,827	$618,916
Current portion – deferred rent	30,878	35,000
Income tax payable	162	7,729
Accrued liabilities:
Compensation	1,572,028	1,550,846
Other	868,938	476,287
Total current liabilities	3,355,833	2,688,778

Deferred rent – less current portion	0	5,141
Accrued pension liability	709,993	660,580

Total liabilities	4,065,826	3,354,499

Total shareholders' equity	15,110,124	16,686,236

Total liabilities and shareholders' equity	$19,175,950	$20,040,735

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED Consolidated Statements of Cash Flows
 (Unaudited)

	Three Months Ended
	June 30
	2013	2012
Cash flows from operating activities:
Net loss	$(1,609,292)	$(1,019,355)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	87,013	288,548
Loss on disposal of equipment	(5,881)	599
Amortization of premium on marketable securities	3,342	8,091
Share-based consulting expense	0	1,623
Share-based compensation expense	16,044	162,435
Deferred income tax expense (benefit)	2,178	(1,117)
Deferred rent credit	(9,263)	(9,111)
Changes in operating assets and liabilities:
Accounts receivable, net	60,458	24,329
Inventories	39,773	(122,672)
Other current assets	23,110	(107,267)
Accounts payable	264,500	137,599
Accrued compensation	19,415	(202,540)
Accrued liabilities	383,436	96,108
Accrued pension liability, net	40,073	41,029
Net cash used in operating activities	(685,094)	(701,701)

Cash flows from investing activities:
Proceeds from maturity of available-for-sale investments	1,000,000	-
Proceeds from maturity of held-to-maturity investments	820,000	3,320,000
Purchases of available-for-sale investments	-	(3,218,286)
Purchases of property, plant and equipment	(189,789)	(73,902)
Proceeds from sale of property, plant and equipment	6,080	-
Purchases of intangible assets	-	(4,440)
Net cash provided by investing activities	1,636,291	23,372

Cash flows from financing activities:
Net cash provided by financing activities	-	-

Effect of exchange rate changes on cash and cash equivalents	9,312	(18,642)

Net decrease in cash and cash equivalents	960,509	(696,971)

Cash and cash equivalents at beginning of period	3,533,864	4,653,226

Cash and cash equivalents at end of period	$4,494,373	$3,956,255

Cash paid during the period for income taxes	$17,770	$18,592

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these Non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended June 30, 2013 and 2012 was approximately $1.5 million and $561,000, respectively.  The increase in non-GAAP operating loss for the three months ended June 30, 2013 over the corresponding period a year ago is attributed to the increase in operating spending, offset slightly by the increase in net sales and gross profit percent.

		Expense Adjustments
Three-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization of Intangibles	Non-GAAP
30-Jun-13
Gross Profit	$5,093,000	$8,000	$9,000	0	$5,110,000
% of net sales	87.2%				87.5%
Operating Expenses
General and administrative	1,581,000	79,000	(51,000)	-	1,609,000
Research and development	480,000	(14,000)	(1,000)	-	465,000
Selling and marketing	4,627,000	(73,000)	(19,000)	-	4,535,000
Amortization	7,000	-	-	(7,000)	-
	6,695,000	(8,000)	(71,000)	(7,000)	6,609,000
Operating Loss	$(1,602,000)	$16,000	$80,000	$7,000	$(1,499,000)

30-Jun-12
Gross Profit	$4,822,000	$6,000	$9,000	0	$4,837,000
% of net sales	86.5%				86.7%
Operating Expenses
General and administrative	1,092,000	(86,000)	(47,000)	-	959,000
Research and development	563,000	(12,000)	(1,000)	-	550,000
Selling and marketing	3,965,000	(60,000)	(16,000)	-	3,889,000
Amortization	216,000	-	-	(216,000)	-
	5,836,000	(158,000)	(64,000)	(216,000)	5,398,000
Operating Loss	$(1,014,000)	$164,000	$73,000	$216,000	$(561,000)